Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
               This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
               The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
               This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY

STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
               SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
***
The following is a press release issued on July 23, 2007.

XM and SIRIUS to Offer A La Carte Programming
Companies’ FCC Filing to Detail Array of New Offerings Priced From $6.99 to $16.99
SIRIUS CEO Mel Karmazin to Discuss at National Press Club Address Today
NEW YORK, NY and WASHINGTON, DC — July 23, 2007 — SIRIUS Satellite Radio (NASDAQ: SIRI) and XM Satellite Radio (NASDAQ: XMSR) announced today that the merged company will offer American consumers for the first time the opportunity to choose programming on an a la carte basis. This unprecedented offering will provide subscribers with more choices and lower prices and pave the way for a unique form of competition in the entertainment industry—one based on the individual programming preferences of listeners.
Tomorrow, XM and SIRIUS will file their joint reply comments with the Federal Communications Commission (FCC). The filing will include detailed programming and pricing plans, including two a la carte options. One option will allow subscribers to choose 50 channels for just $6.99 — a 46 percent decrease from the current standard subscription rate of $12.95. Under this option, customers will also be able to include additional channels for as little as 25 cents each. The second a la carte option will allow subscribers to choose 100 channels and will allow SIRIUS customers to select from some of the best of XM’s programming (and XM subscribers to choose from some of the best of SIRIUS’ programming).
The combined SIRIUS-XM will also offer several other new programming packages, including two “family-friendly” options, as well. Those choosing one of the “family-friendly” options will be able to block adult-themed programming and, for the first time, receive a price credit. These packages will set a new standard in audio entertainment and subscription media, offering lower prices, package options, and “best of both” offerings. The new plans will give consumers the ability to choose from an array of different packages and price points, ranging from $6.99 — $16.99. A la carte programming will be available beginning within one year following the merger, and the other programming options will be available beginning within six months following the merger.
“Mel and I are very excited about being able to offer a la carte programming. We think this is going to be great for consumers and great for our business. From the day this transaction was announced, we promised that the merger would enable us to deliver more choices and lower prices for consumers. In our filing tomorrow with the FCC, we will offer detailed plans regarding how we will achieve those goals. These plans will further demonstrate why this merger is overwhelmingly good for consumers and in the public interest,” said Gary Parsons, Chairman of XM Satellite Radio.

In total, the companies announced a suite of eight post-merger programming options, all of which adhere to the companies’ commitment to maintain and enhance service to existing devices and to ensure that no consumer pays more after the merger for the service they enjoy today.
“The a la carte options and other packages unveiled today demonstrate that consumers will be the beneficiaries of this merger. The efficiencies of the merger will allow the combined companies to save hundreds of millions of dollars a year and give us the opportunity to increase the number of programming options available to subscribers,” said Mel Karmazin, CEO of SIRIUS Satellite Radio.
A La Carte Programming
The combined company will offer two a la carte packages. Consumers will select their channels on-line allowing them to easily review the full-range of each company’s programming choices. A la carte programming will only be available for subscribers using new radios, which will be developed following approval of the merger.
•	A La Carte — 50 Channels ($6.99) — Currently the only standard package offered by either company is $12.95 a month. Under this new option, for only $6.99 per month — a savings of 46 percent — consumers will be able to choose either 50 SIRIUS channels from approximately 100 SIRIUS channels or 50 XM channels from approximately 100 XM channels. Additional channels can be added for 25 cents each, with premium packages priced at additional cost. However, no one choosing this option will pay more than $12.95 a month.

•	A La Carte — 100 Channels ($14.99) — Consumers may also choose an a la carte offering of 100 channels each. SIRIUS customers will be able to choose from some of the best of XM’s programming and XM customers will be able to choose from some of the best of SIRIUS’ programming. Today this programming would require two monthly subscriptions, totaling $25.90. The new 100 channel a la carte option represents a savings of 42 percent.
Best of Both Packages Will Be Available on Existing Radios
Today, if consumers want the best of both XM and SIRIUS, they need two satellite radios and two separate monthly subscriptions totaling $25.90. Following the merger of SIRIUS and XM, consumers will be able to obtain the best of both SIRIUS and XM, on any of today’s satellite radio devices with one monthly subscription. XM customers would continue to receive their existing XM service, and be able to obtain certain SIRIUS programming. SIRIUS customers would continue to receive their existing SIRIUS service, and be able to obtain certain XM programming. This will be available through existing SIRIUS and XM radios at a monthly cost of $16.99, a savings of 34 percent, compared to what it would cost to receive both services today.
Discounted Family-Friendly Packages

Both companies enable comprehensive channel blocking and parental controls today. After the merger, consumers who purchase a family friendly version of XM Everything or SIRIUS Everything can do so for $11.95, a credit of $1.00 per month.
SIRIUS customers will also be able to choose a family-friendly version of SIRIUS programming that includes select XM programming. And XM customers can select a family-friendly XM programming option that includes select SIRIUS programming. These packages will cost $14.99 per month, a credit of $2.00 per month from the cost of the “best of” packages. Today, a consumer would have to purchase two subscriptions for $25.90 to get this combined content.
Get Mostly Music or Just News and Sports and Save 23 Percent
Following the merger, consumers will also have the option of choosing a package of SIRIUS Mostly Music programming or XM Mostly Music programming. Subscribers will also be able to choose a package of SIRIUS News, Sports and Talk programming or XM News, Sports and Talk programming. Each of these packages will be $9.99 per month, a savings of 23 percent compared to today’s standard subscription of $12.95.
Like What You Have Today? It Will Still Be Here Tomorrow
From day one, SIRIUS and XM have promised that no subscriber will pay more after the merger for a service similar to what they enjoy today and that no existing radio will be made obsolete by the merger. The XM Everything and SIRIUS Everything packages will offer a service similar to that offered today for the standard subscription of $12.95. Customers who choose to keep the subscription package they have today can continue to do so for $12.95 per month. Customers who purchase XM Everything and SIRIUS Everything packages will also be able to continue their current $6.99 multi-receiver subscriptions.
Additional detail on the packages is attached to this news release and available at either www.siriusmerger.com or www.xmmerger.com.
The companies anticipate the merger will close in late 2007.

Summary of XM Post-Merger Channel Line Up Proposal

OFFERING	# CHANNELS	MONTHLY PRICE:	MONTHLY PRICE:
		CURRENT	POST-MERGER

XM Everything**	Approx. 170	$12.95	$12.95
A La Carte I*	Pick Your Own 50 from all but Premium (Optional: Add a Channel @$.25 each; Add Super Premium Packages @ $3.00 or $6.00 each)	$12.95	Starting at $6.99
A La Carte II*	Pick Your Own 100 (including some best of SIRIUS)	$25.90***	$14.99
XM Everything & Select SIRIUS**	Approx. 180	$25.90***	$16.99
Family Friendly & Select SIRIUS	Approx. 170	$25.90***	$14.99
Family Friendly	Approx. 160	$12.95	$11.95
Mostly Music Commercial Free Music (58) More Music (5) Kids (2) Religion (1) Emergency & Weather (1)	Approx. 65	$12.95	$9.99
News, Sports & Talk News (12) Sports (10) Kids (2) Talk and Entertainment (15) Traffic, Weather and Alerts (21) Religion (1) Emergency & Weather (1)	Approx. 60	$12.95	$9.99

*	Available only for subscribers using next generation receivers who select channels via the Internet.

**	Consumers may block adult-themed content. Consumers who elect to block adult-themed content will be provided a monthly credit.

***	Currently requires two subscriptions.

All content is subject to change from time to time due to contractual relationships with third-party providers and for other reasons.

Summary of SIRIUS Post-Merger Channel Line Up Proposal

OFFERING	# CHANNELS	MONTHLY PRICE:	MONTHLY PRICE:
		CURRENT	POST-MERGER

SIRIUS Everything **	Approx. 130	$12.95	$12.95
A La Carte I*	Pick Your Own 50 (Optional: Add a Channel @ $.25 Each; Add Super Premium Packages @ $6.00 or $5.00 Each)	$12.95	Starting at $6.99
A La Carte II*	Pick Your Own 100 (Including some best of XM)	$25.90***	$14.99
Everything SIRIUS & Select XM**	Approx. 140	$25.90***	$16.99
Family Friendly & Select XM	Approx. 130	$25.90***	$14.99
Family Friendly	Approx. 120	$12.95	$11.95
Mostly Music Commercial Free Music (59) Family and Kids (4) Religion (3) Emergency (2)	Approx. 65	$12.95	$9.99
News, Sports & Talk Sports Channels (8) Talk and Entertainment (10) Family and Kids (4) Religion (3) News (13) Traffic and Weather (11) Emergency (2)	Approx. 50	$12.95	$9.99

*	Available only for subscribers using next generation receivers who select channels via the Internet.

**	Consumers may block adult-themed content. Consumers who elect to block adult-themed content will be provided a monthly credit.

***	Currently requires two subscriptions.

All content is subject to change from time to time due to contractual relationships with third-party providers and for other reasons.

# # #
About SIRIUS
SIRIUS, “The Best Radio on Radio,” delivers more than 130 channels of the best programming in all of radio. SIRIUS is the original and only home of 100% commercial free music channels in satellite radio, offering 69 music channels. SIRIUS also delivers 65 channels of sports, news, talk, entertainment, traffic, weather and data. SIRIUS is the Official Satellite Radio Partner of the NFL, NASCAR and NBA, and broadcasts live play-by-play games of the NFL and NBA, as well as live NASCAR races. All SIRIUS programming is available for a monthly subscription fee of only $12.95.
SIRIUS Internet Radio (SIR) is a CD-quality, Internet-only version of the SIRIUS radio service, without the use of a radio, for the monthly subscription fee of $12.95. SIR delivers more than 75 channels of talk, entertainment, sports, and 100% commercial free music.
SIRIUS products for the car, truck, home, RV and boat are available in more than 25,000 retail locations, including Best Buy, Circuit City, Crutchfield, Costco, Target, Wal-Mart, Sam’s Club, RadioShack and at shop.sirius.com.
SIRIUS radios are offered in vehicles from Audi, Bentley, BMW, Chrysler, Dodge, Ford, Infiniti, Jaguar, Jeep(R), Land Rover, Lexus, Lincoln, Mercury, Maybach, Mazda, Mercedes-Benz, MINI, Mitsubishi, Nissan, Rolls Royce, Scion, Toyota, Volkswagen, and Volvo. Hertz also offers SIRIUS in its rental cars at major locations around the country.
Click on www.sirius.com to listen to SIRIUS live, or to purchase a SIRIUS radio and subscription.
Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions, future events or performance with respect to SIRIUS Satellite Radio Inc. are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in any forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to the factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission. Among the significant factors that could cause our actual results to differ materially from those expressed are: our pending merger with XM Satellite Radio Holdings, Inc. (“XM”), including related uncertainties and risks and the impact on our business if the merger is not completed; any events which affect the useful life of our satellites; our dependence upon third parties, including manufacturers of SIRIUS radios, retailers, automakers and programming providers; and our competitive position versus other audio entertainment providers.

About XM
XM is America’s number one satellite radio company with more than 8 million subscribers. Broadcasting live daily from studios in Washington, DC, New York City, Chicago, the Country Music Hall of Fame in Nashville, Toronto and Montreal, XM’s 2007 lineup includes more than 170 digital channels of choice from coast to coast: commercial-free music, premier sports, news, talk radio, comedy, children’s and entertainment programming; and the most advanced traffic and weather information.
XM, the leader in satellite-delivered entertainment and data services for the automobile market through partnerships with General Motors, Honda, Hyundai, Nissan, Porsche, Subaru, Suzuki and Toyota is available in 140 different vehicle models for 2007. XM’s industry-leading products are available at consumer electronics retailers nationwide. For more information about XM hardware, programming and partnerships, please visit http://www.xmradio.com.
Important Additional Information Will be Filed with the SEC
This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS plans to file with the SEC a Registration Statement on Form S-4 containing a Joint Proxy Statement/Prospectus and SIRIUS and XM plan to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at http://www.sec.gov . Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to SIRIUS Satellite Radio Inc., 1221 Avenue of the Americas, New York, NY 10020, Attention: Investor Relations.
SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.
SIRIUS
Media Relations
Patrick Reilly
212-901-6646
PReilly@siriusradio.com
Joele Frank / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
ebrielmann@joelefrank.com
XM
Media Relations
Nathaniel Brown
212-708-6170
Nathaniel.Brown@xmradio.com
Chance Patterson
202-380-4318
Chance.Patterson@xmradio.com